SembCorp
Industries

03 MAR -3 AM 7:21

Rule 12g3-2(b) File No. 825109

SUPPL

10 February 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03007049

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 3/3

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 6356 3119 Fax: (65) 6352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 17 OF 10.02.2003
Announcement No. 17

SEMBCORP INDUSTRIES LTD

SembCorp Industries Posts 16 Per Cent Net Earnings Growth for 2002

SEMBCORP INDUSTRIES POSTS 16 PER CENT NET EARNINGS GROWTH FOR 2002

Performs to market expectation with a $201 million PATMI

Gearing halved to 0.6 times with $900 million reduction in borrowings

Recommending a 50 per cent increase in dividends compared to 2001

"Utilities, Logistics, Marine Engineering and Environmental Engineering together contributed 84 per cent of our earnings this year. These businesses provide us with consistent baseload earnings as well as good growth potential going forward."

Wong Kok Siew
Deputy Chairman & CEO

Highlights of SembCorp Industries' FY 2002 Results

· PATMI grew 16 per cent to $201m against 2001

· Return on equity was 16 per cent, above the Group's ROE threshold of 12 per cent

· Divestments achieved in the year amounted to $390m – a 50 per cent increase over 2001

· Gearing has been halved from 1.3 times at end-2001 to 0.6 times due to a $900m reduction in borrowings

· Group engineering orderbook (excluding long-term contracts) comprising Marine Engineering, Utilities' Offshore Engineering, Engineering & Construction and Environmental Engineering orders now stands at $4.3bn

· A 12 per cent (3.0 cents per share) ordinary and 6 per cent (1.5 cents per share) special dividend is proposed for 2002. In total, this gross dividend of 18 per cent (4.5 cents) is 50 per cent higher than what was paid for 2001.

Please Note
This release is a summary of the Group's results and should be read and understood in conjunction with all related filings made by SembCorp Industries today on Masnet as well as the Disclaimer contained in those materials.

End

Released on February 10, 2003

For more information, please contact:

Ng Lay San (Ms)

Manager

Group Corporate Relations

SembCorp Industries

Tel: (65) 6357 9150

Fax: (65) 6352 2163

Em aysan@sembcorp.com.sg

FY02Slides.pdf

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 10/02/2003 to the SGX

SEMBCORP INDUSTRIES LTD

Full Year Financial Statement And Dividend Announcement

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

	GROUP			COMPANY		
		Restated*	+ / (-)			+ / (-)
	2002	2001	%	2002	2001	%
	$'000	$'000		$'000	$'000	
Turnover	4,201,921	3,225,215	30.3	80,277	618,348	(87.0)
Cost of sales	(3,669,770)	(2,768,800)	32.5	-	-	-
Gross profit	532,151	456,415	16.6	80,277	618,348	(87.0)
General and Administrative expenses	(292,395)	(264,145)	10.7	(5,456)	(12,787)	(57.3)
Profit from operations	239,756	192,270	24.7	74,821	605,561	(87.6)
Non-operating income (net)	57,125	102,018	(44.0)	7,326	16,234	(54.9)
Finance Costs	(93,521)	(90,162)	3.7	(27,925)	(22,716)	22.9
Exceptional items	35,070	42,773	(18.0)	-	-	-
	238,430	246,899	(3.4)	54,222	599,079	(90.9)
Share of Results of:						
- Associates	74,582	70,434	5.9	-	-	-
- Joint ventures	37,274	22,944	62.5	-	-	-
Profit before taxation	350,286	340,277	2.9	54,222	599,079	(90.9)
Taxation	(66,221)	(94,435)	(29.9)	(3,449)	(148,396)	(97.7)
Profit After taxation	**284,065**	**245,842**	**15.5**	**50,773**	**450,683**	**(88.7)**
Minority Interest	(83,208)	(71,962)	15.6	-	-	-
Net Profit attributable to shareholders	**200,857**	**173,880**	**15.5**	**50,773**	**450,683**	**(88.7)**

* Figures have been restated with the adoption of the revised Statement of Accounting Standard ("SAS") 12. See note 5 for details.

1(a)(ii) The following items (with appropriate breakdowns and explanations), if significant, must either be included in the income statement or in the notes to the income statement for the current financial period reported on and the corresponding period of the immediately preceding financial year.

	GROUP	
	2002	2001

Profit before tax is arrived at after (charging) / crediting:

	2002	2001
Investment Income	310	492
Other income including interest income	55,825	74,654
Depreciation and amortisation	(176,200)	(147,151)
Allowance (made)/written back for doubtful debts & bad debts written off	(12,061)	(23,594)
Allowance (made)/written back for stock obsolescence & written off	(2,351)	(2,060)
Allowance written back/(made) for impairment in value of investments	4,745	(3,324)
Foreign exchange (loss) / gain	(2,520)	5,447
Profit on sale of investments	3,813	15,005
Profit on sale of property, plant and equipment	1,518	9,740

	GROUP	
	2002	**2001**
The Group's exceptional items comprise the following :	**$'000**	**$'000**
Gain from disposal / dilution of interest in investments and business	209,427	111,709
Allowances (made)/written back for impairment losses:		
- property, plant and equipment	(81,043)	5,846
- investments	(14,127)	(13,423)
Impairment loss on intangible assets	(11,797)	(17,342)
Allowances (made) for foreseeable losses on work in progress	(64,447)	-
Others	(2,943)	(44,017)
	35,070	42,773

1(a)(iii) Amount of any adjustment for under or overprovision of tax in respect of prior years.

The Group's tax charge in 2002 included a writeback of provision for deferred tax of $7,336,000 in respect of prior years mainly due to reduction in Singapore corporate tax rate. There was also a writeback of over provision of current tax of $945,000 in respect of prior years.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	GROUP		COMPANY	
		Restated		
As at December 31	2002 $000	2001 $000	2002 $000	2001 $000
Non-current assets				
Property, plant & equipment	2,168,628	2,257,062	838	1,264
Investment properties	547	547	-	-
Investment in subsidiaries	-	-	2,691,029	2,612,269
Interest in associated companies	607,187	583,116	-	-
Interest in joint ventures	271,774	242,830	-	-
Other financial assets	146,596	162,605	90	90
Long term receivables and prepayments	388,154	358,088	-	-
Intangible assets	52,339	53,681	-	-
Deferred tax assets	5,326	5,100	-	-

Development properties	130,510	263,648	-	-
Stocks and work-in-progress	490,418	427,551	-	-
Trade and other receivables	1,296,760	1,358,216	357,977	639,260
Current portion of long-term receivables	18,681	20,928	-	-
Current portion of hire purchase & lease receivables	21,951	23,992	-	-
Other financial assets	1,798	1,175	-	-
Cash & cash equivalents	482,059	408,636	16,241	15,230
	2,442,177	2,504,146	374,218	654,490
Current liabilities				
Bank overdrafts	11,852	6,582	-	-
Trade creditors and other payables	1,537,947	1,417,413	1,294,501	1,843,176
Excess of progress billings over work-in-progress	95,528	14,906	-	-
Provisions	254,421	255,045	-	-
Employee benefits	809	976	809	976
Provision for income tax	97,154	117,251	-	-
Current portion of interest-bearing loans	350,567	1,074,634	-	-
Current portion of obligations under hire purchase and finance leases	1,059	4,080	-	-
Loan stocks	4,709	12,750	-	-
	2,354,048	2,903,637	1,295,310	1,844,152
Net current assets/(liabilities)	**88,129**	**(399,491)**	**(921,092)**	**(1,189,662)**
Non-current liabilities				
Employee benefits	5,210	5,944	333	1,248
Interest-bearing term loans	1,264,288	1,309,079	500,000	500,000
Oblilgation under hire purchase and finance leases	1,621	8,589	-	-
Loan stocks (unsecured)	-	4,800	-	-
Deposits from customers	1,165	1,311	-	-
Other long-term liabilities	169,066	146,396	-	-
Deferred taxation	83,780	97,079	195	-
	1,525,130	1,573,198	500,528	501,248
	2,203,550	1,689,892	1,270,337	922,713
Share Capital	455,215	401,586	455,215	401,586
Reserves	1,088,028	624,125	815,122	521,127
	1,543,243	1,025,711	1,270,337	922,713
Minority Interest	660,307	663,881	-	-
	2,203,550	1,689,592	1,270,337	922,713

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at December 31, 2002		As at December 31, 2001	
Secured	Unsecured	Secured	Unsecured
$'000	$'000	$'000	$'000
100,350	307,659	177,792	969,907

Amount repayable after one year

Secured	Unsecured	Secured	Unsecured
$'000	$'000	$'000	$'000
712,463	694,751	820,008	640,604

Details of any collateral

The Group's borrowings are secured by various assets, mainly property, plant and equipment, with carrying values amounted to $945.3 million.

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year**

	GROUP 2002 $'000	2001 $'000
Cash Flows from Operating Activities		
Profit before taxation and minority interests	**350,286**	340,277
Adjustments for:-		
Interest income	**(23,584)**	(45,661)
Dividend income	**(310)**	(492)
Interest income	**93,521**	90,162
Depreciation of property, plant and equipment	**170,932**	145,484
Share of results of associates and joint ventures	**(111,856)**	(95,064)
Gain on disposal of property, plant and equipment	**(1,518)**	(9,740)
Gain on disposal of investments	**(419)**	(10,370)
(Gain)/Loss on disposal of associates and joint ventures	**(44,870)**	(31,144)
Gain on disposal/dilution of interests in subsidiaries and business	**(167,951)**	(85,200)
Allowance for doubtful receivables made (net)	**12,948**	25,427
Write-off and impairment loss (reversed)/made:	**38,975**	(531)
- property, plant and equipment	**819**	3,076
- associates and joint ventures	**-**	519
- investment property	**31,186**	7,084
- investment and development properties	**981**	17,342
Amortisation of:		
- goodwill	**5,169**	3,253
- loan discount	**98**	100
Provisions made	**15,399**	36,117
Allowance for inventory obsolescence and foreseeable losses and inventories written off (net)	**70,352**	11,200
Provision for employee benefits	**1,647**	4,151
Operating profits before working capital changes	**441,755**	405,990
Changes in working capital:		
Inventories and work-in-progress	**(63,674)**	(74,230)
Debtors	**114,577**	(313,764)
Development properties	**8,222**	(21,609)

Balances with related parties	**(71,092)**	(54,615)
Employee benefits paid	**(466)**	(676)
	600,668	(42,825)
Income tax paid	**(70,829)**	(66,267)
Net cash (outflow)/inflow from operating activities	**529,839**	(109,092)
Cash Flows from Investing Activities		
Dividend received	**35,594**	27,861
Interest received	**24,565**	44,897
Payment for debt purchase	**-**	(2,570)
Proceeds from disposal of:		
- interest in subsidiaries and business	**222,748**	153,604
- interest in associates	**91,124**	62,147
- property, plant and equipment	**27,163**	31,931
- investments	**37,209**	50,370
Acquisitions of:		
- subsidiaries net of cash acquired	**(88,025)**	(24,040)
- associates and joint ventures	**(32,327)**	(94,410)
- property, plant and equipment	**(182,118)**	(267,688)
- long-term investments	**(30,744)**	(5,500)
- business undertaking	**-**	(3,234)
Development cost paid	**(6,493)**	(2,116)
Transferable license fees paid	**-**	(1,113)
Intangible assets	**(4,636)**	-
Return of capital from associates and investments	**5,921**	3,714
Long-term balances with related parties	**32,624**	114,340
Long-term receivables	**(62,123)**	(101,812)
Net cash outflow from investing activities	**70,482**	(13,619)
Cash Flows from Financing Activities		
Realisation of losses on interest rate swaps	**-**	(9,712)
Proceeds from issues of shares (net)	**339,459**	1,484
Proceeds from issue of shares to minority shareholders of subsidiaries	**9,908**	109,428
(Payment)/Proceeds from term loans (net)	**(299,683)**	218,731
Other long-term liabilities	**1,087**	67
Dividends paid to shareholders of the Company	**(42,608)**	(30,315)
Dividends paid to minority shareholders of subsidiaries	**(50,323)**	(33,231)
Hire purchase and finance lease obligations	**(8,038)**	9,210
Redemption of Loan stock	**(12,750)**	-
Short-term borrowings	**(376,393)**	(295,914)
Fixed deposit pledged with a bank for banking facilities	**(53,831)**	-
Interest paid	**(93,060)**	(95,715)
Redemption of redeemable cumulative preference shares	**-**	(7,500)
Net cash (outflow)/inflow from financing activities	**(586,232)**	(133,467)

Net (Decrease)/Increase in Cash and Cash Equivalents	[illegible]	[illegible]
Cash and Cash Equivalent at beginning of the year	**402,054**	657,635
Effect of Exchange Rate Changes on Cash and Cash Equivalents	233	597
Cash and Cash Equivalents at the end of year	**416,376**	402,054

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	Share capital	Share premium	Merger reserve	Capital reserve	Currency translation reserve	Accumulated profits	Total
The Group	$'000	$'000	$'000	$'000	$'000	$'000	$'000
2002							
At January 1, 2002, as previously reported	401,586	6,111	29,201	19,710	29,125	545,772	1,031,505
Effect of adopting SAS 12	-	-	-	-	-	(5,794)	(5,794)
At January 1, 2002, as restated	401,586	6,111	29,201	19,710	29,125	539,978	1,025,711
Issues of shares under Equity Placement	53,475	285,203	-	-	-	-	338,678
Issue of shares under Executives' Share Option Scheme	154	627	-	-	-	-	781
Share of capital reserve of associates	-	-	-	35	-	(13)	22
Realisation of capital reserve upon disposal of subsidiary and associates, and change in group structure	-	-	-	11,672	649	2,263	14,584
Realisation of premium arising from redemption of bonds	-	-	-	(222)	-	-	(222)
Current exchange gain on consolidation	-	-	-	-	6,167	-	6,167
Foreign exchange gain on net investment in foreign entities	-	-	-	-	(727)	-	(727)
Profit for the year	-	-	-	-	-	200,857	200,857
Dividends	-	-	-	-	-	(42,608)	(42,608)
At December 31, 2002	455,215	291,941	29,201	31,195	35,124	700,477	1,543,243
2001							
At January 1, 2001, as previously reported	401,286	4,927	29,201	19,540	9,808	391,287	856,049
Effect of adopting SAS 12	-	-	-	-	-	(3,584)	(3,584)
At January 1, 2001, as restated	401,286	4,927	29,201	19,540	9,808	387,703	852,465
Issue of shares under Executives' Share Option Scheme	300	1,184	-	-	-	-	1,484
Share of capital reserve of associates	-	-	-	1,189	-	-	1,189
Realisation of capital reserve upon disposal of subsidiary and an associate	-	-	-	(1,688)	-	-	(1,688)

previously written off against reserves now charged to P&L	-	-	-	470	-	8,710	9,180
Redeemable convertible loan stock of a subsidiary	-	-	-	199	-	-	199
Current year exchange gain on consolidation	-	-	-	-	19,273	-	19,273
Foreign exchange gain on net investment in foreign entities	-	-	-	-	44	-	44
Profit for the year	-	-	-	-	-	173,880	173,880
Dividends	-	-	-	-	-	(30,315)	(30,315)
At December 31, 2001	401,586	6,111	29,201	19,710	29,125	539,978	1,025,711

The Company	**Share Capital $'000**	**Share Premium $'000**	**Accumulated Profits $'000**	**Total $'000**
2002				
At January 1, 2002	401,586	6,111	515,016	922,713
Issues of shares under Equity Placement	53,475	285,203	-	338,678
Issue of Shares under Executives' Share Option Scheme	154	627	-	781
Profit for the year	-	-	50,773	50,773
Dividends	-	-	(42,608)	(42,608)
At December 31, 2002	455,215	291,941	523,181	1,270,337
2001				
At January 1, 2001	401,286	4,927	94,648	500,861
Issue of shares under Executives' Share Option Scheme	300	1,184	-	1,484
Profit for the year	-	-	450,683	450,683
Dividends	-	-	(30,315)	(30,315)
At December 31, 2001	401,586	6,111	515,016	922,713

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

106,950,000 shares under an equity placement and 618,608 ordinary shares of $0.25 each for cash upon the exercise of the options under the Company's Executives' Share Option Scheme.

As at December 31, 2002, the Company's issued and paid up capital comprises 1,820,861,507 (December 31, 2001: 1,606,342,899) ordinary shares of $0.25 each. In addition, there were:-

(i) 52,966,794 (December 31, 2001: 45,939,358) unissued ordinary shares of $0.25 each under options granted to eligible employees and directors under the Company's Executives' Share Option Scheme; and

(ii) 106,950,000 (December 31, 2001: nil) warrants carrying the right to subscribe for 106,950,000 ordinary shares of $0.25 each at an exercise price of $1.7334.

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have not been audited.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

N.A.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

Exceptthe 2001financialosed statements Note for 5 thebelow,currenthe reporting hperiod adoptedparedthe withsame theaccountitded policiesncial andstate

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

With effect from January 1, 2002, the Group has modified its accounting policies to conform with the new requirements of Statement of Accounting Standard 12 ("SAS 12") on Accounting for Taxes on Income. With the change in accounting policy, the Group's accumulated profits as at December 31, 2001 was reduced by $5.8 million, from $545.8 million to $540.0 million. In 2001, the impact of SAS 12 to Profit Attributable to Shareholders was a decrease of $2.2 million for full year ended December 31, 2001.

corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

		2002	2001	+ / (-) %
Earnings per ordinary share of the group for the financial year based on net profit attributable to shareholders:-				
(i) Based on the weighted average number of shares	cents	11.14	10.83	2.9
- Weighted average number of shares		1,802,943,772	1,606,073,582	12.3
(ii) On a fully diluted basis	cents	11.13	10.82	2.9
- Adjusted Weighted average number of shares		1,805,142,746	1,607,533,420	12.3

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year**

		2002	2001	+ / (-)
Net asset value per Ordinary Share based on issued share capital at the end of the financial year	cents	84.75	63.85	32.7
Net tangible asset value per Ordinary Share based on issued share capital at the end of the financial year	cents	82.88	58.77	41.0

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on**

Table 1

	Turnover (exclude inter-segment)		
	2002 $'000	**2001 $'000**	+/(-) %
Utilities	1,071,933	548,319	95.5
Engineering & Construction ("E&C")	857,623	618,505	38.7
Environmental Engineering ("EE")	134,962	139,700	(3.4)
Logistics	446,254	469,161	(4.9)
Marine Engineering ("Marine")	1,006,897	850,064	18.4

In Development	684,252	599,466	14.1
	[illegible]	[illegible]	30.3

Table 2

	Profit / (Loss) After Tax & Minority Interest		
	2002	**2001**	**+/(-)**
	$'000	**$'000**	**%**
Utilities	54,248	34,907	55.4
Engineering & Construction ("E&C")	1,409	5,553	(74.6)
Environmental Engineering ("EE")	9,175	8,030	14.3
Logistics	47,720	36,715	30.0
Marine Engineering ("Marine")	53,164	50,427	5.4
	165,716	135,632	22.2
In Development	2,547	13,755	(81.5)
Profit before exceptional items	168,263	149,387	12.6
Exceptional items	32,594	24,493	33.1
Profit / (loss) After Tax & MI	200,857	173,880	15.5

Table 3
With Exceptional Items allocated:

	Profit / (Loss) After Tax & Minority Interest		
	2002	**2001**	**+/(-)**
	$'000	**$'000**	**%**
Utilities	54,248	34,907	55.4
Engineering & Construction ("E&C")	(126,968)	5,553	NM
Environmental Engineering ("EE")	9,175	8,030	14.3
Logistics	47,720	54,390	(12.3)
Marine Engineering ("Marine")	57,342	50,427	13.7
	41,517	153,307	(72.9)
In Development	159,340	20,573	674.5
	200,857	173,880	15.5

Review of Group Performance (Refer to Table 1 & 2)

Group Overview
Group turnover for FY 2002 improved by $1.0 billion, from $3.2 billion to $4.2 billion, an increase of 30.3 per cent over 2001. This is mainly contributed by Utilities, E&C and Marine.

Profit After Tax and Minority Interest before exceptional items ("Profit before EI") grew 12.6 per cent from $149.4 million to $168.3 million. The improvements came mainly from four of the key businesses. Exceptional items made up of divestment gains arising from the sale of Singapore Computer Systems and Singapore Food Industries and impairment loss provisions for assets and investments. The Group's wholly owned subsidiary, E&C recorded losses of $127.0 million, as a result of one-time write-off and foreseeable losses from land reclamation and deep tunnel sewerage system projects and assets impairment. Profit After Tax and Minority Interest ("PATMI") grew by 15.5 per cent over 2001, from $173.9 million to $200.9

Turnover for the five key businesses grew by 34 per cent over 2001, from $2.6 billion to $3.5 billion, contributing 84 per cent of Group's turnover. Profit before EI for the five key businesses improved by 22 per cent over 2001, from $135.6 million to $165.7 million.

Utilities
Utilities performed well in 2002, showing a 96 per cent increase in Turnover and 55 per cent growth in PATMI over 2001. This is primarily due to better performance from its Integrated Utilities, SMOE and SembGas.

Engineering & Construction
E&C's performance was adversely affected by the land reclamation and deep tunnel sewerage system projects.

Environmental Engineering
EE's PATMI grew by 14 per cent over 2001, from $8.0 million to $9.2 million notwithstanding lower Turnover. The improvement was a result of the on-going rationalization efforts in its municipal waste collection operations.

Logistics
Logistics grew by 30 per cent over 2001's Profit before EI despite the divestment of marine services in June 2001. The profit growth came from its supply chain management operations, mainly from Singapore, China and India.

Marine Engineering
Marine's turnover grew by 18 per cent over 2001, from $850.1 million to $1,006.9 million. Profit before EI grew by 5 per cent over 2001 from $50.4 million to $53.2 million. This was attributable mainly to the increase in new building and conversion business activities. Including exceptional items arising from sale of JTIC shares and long-term investments, PATMI grew by 14 per cent to $57.4 million.

In Development
Turnover grew by 14 per cent for this segment mainly attributable to better performance from the industrial parks and units sold for Cairnhill properties in 2002. PATMI declined to $2.5 million. This decline was due mainly to the poor market conditions in the ready-mix concrete business. On the other hand, Pacific Internet has turned around and performed well in 2002.

The key contributor, Singapore Food Industries contributed a turnover of $392.3 million and a PATMI of $22.4 million in 2002.

Economic Value Added ("EVA")
EVA for the Group for FY 2002 was -$40.6 million, an improvement of $15.4 million over 2001. During the year, the policy on the treatment of unusual items ("UI") was changed. UIs are now included in the 2002 EVA capital employed and Net Operating Profit After Tax ("NOPAT"). The restated 2001 EVA of -$56.0 million reflects the above change. UI refers to capital gains/losses resulting from divestment properties, subsidiary and associates, long term investments and disposal of major fixed assets. Weighted Average Cost of Capital is 8.2% (2001: 8.4%)

The current announcement results are in line with the prospect statement for Engineering & Construction and the overall Group as disclosed to the shareholders on November 29, 2002.

10. A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Utilities
With the introduction of New Electricity Market in January 2003, Utilities expects its performance for 2003 to be better than the corresponding period last year.

Engineering & Construction
Notwithstanding the intense competition, E&C expects to turnaround in 2003.

Environmental Engineering
The outlook for 2003 is expected to be stable with opportunities for growth when the two municipal sectors are opened for tender.

Logistics
Logistics' supply chain management business will continue to be its major source of growth in 2003, driven by strong growth rates in China and India. It is expected to continue to perform well.

Marine Engineering
With its current order book, Marine expects to maintain its performance.

In Development
Having divested SFI in 2002, the results of In Development are expected to be lower. Efforts to unlock shareholders' value through divestment of the Group's other non-core businesses will continue in 2003. The performance of this segment depends on the results of on-going divestments.

Group
In view of the difficult and competitive market and global uncertainties, the Group aims to achieve the same level of net earnings as in 2002.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demand, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

Any dividend declared for the current financial period reported on?

Name of Dividend	First & Final	Special Dividend
Dividend Type	Cash	Cash
Par value of shares	$0.25	$0.25
Tax Rate	22%	22%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

	First & Final
	Cash
Par value of shares	$0.25
Tax Rate	22%

(c) Date payable

The proposed dividend if approved at the AGM to be held on April 23, 2003 will be paid on May 22, 2003.

(d) Books closure date

Registrable Transfers received by the Company's Registrar, M&C Services Private Limited at 138 Robinson Road #17-00 The Corporation Office, Singapore 068906, up to 5.00 p.m. on May 2, 2003 will be registered before entitlements to the proposed dividend are determined. The Register of Transfer and the Register of Members of the Company will be closed from May 5, 2003 to May 6, 2003, both dates inclusive, for the payment of dividend.

12. **If no dividend has been declared/recommended, a statement to that effect**

N.A.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results) .

13. **Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year**

BUSINESS SEGMENTS

FY2002	Utilities	& Construction	Environmental Engineering	Logistics	Marine Engineering	In Devt	Elimination	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue and expenses								
Total revenue from external customers	1,071,933	857,623	134,962	446,254	1,006,897	684,252	-	4,201,921
Inter-segment revenue	16,693	30,698	1,498	1,646	4,615	119,892	(175,042)	-
Total revenue	1,088,626	888,321	136,460	447,900	1,011,512	804,144	(175,042)	4,201,921
Segment results	77,913	(130,869)	1,578	63,304	94,835	201,606	-	308,367
Interest Income	4,678	712	71	923	14,483	5,074	(2,357)	23,584
Financing costs	(38,910)	(1,060)	(166)	(4,721)	(663)	(50,358)	2,357	(93,521)
	43,681	(131,217)	1,483	59,506	108,655	156,322	-	238,430
Share of results of associates	7,014	317	9,838	57,312	5,819	(5,718)	-	74,582
Share of results of joint ventures	19,304	-	-	828	243	16,899	-	37,274
	69,999	(130,900)	11,321	117,646	114,717	167,503	-	350,286
Taxation								(66,221)
Minority Interest								(83,208)
Net profit for the year								200,857
Assets & Liabilities								
Segment assets	1,356,214	639,490	96,914	339,157	1,046,098	1,359,413	(407,987)	4,429,299
Investment in associates								607,187
Investment in joint ventures								271,774
Unallocated assets								774,468
Total assets								6,082,728
Segment liabilities	413,625	594,727	18,024	231,056	433,615	616,870	(407,987)	1,899,930
Unallocated liabilities								1,979,248
Total liabilities								3,879,178
Capital Expenditure	52,370	34,780	8,907	17,496	14,435	54,130		182,118
Significant non-cash items								
Depreciation and amortisation	46,983	21,724	10,804	14,298	35,015	47,376		176,200
Other non-cash items (including provisions, loss on disposal and exchange differences)	11,455	86,501	314	8,372	27,503	38,032		172,177
By Geographical Areas								
Singapore	724,756	632,164	136,460	305,261	141,985	522,383	(172,846)	2,290,163
Rest of Asia	167,323	124,053	-	120,456	99,325	155,562	(1,057)	665,662
Europe	123,156	110,236	-	355	299,845	113,807	-	647,399
Others	73,391	21,868	-	21,828	470,357	12,392	(1,139)	598,697
	1,088,626	888,321	136,460	447,900	1,011,512	804,144	(175,042)	4,201,921

FY2001	Utilities $'000	Construction $'000	Environmental Engineering $'000	Logistics $'000	Marine Engineering $'000	In Devt $'000	Elimination $'000	Total $'000
Revenue and expenses								
Total revenue from external customers	548,319	618,505	139,700	469,161	850,064	599,466		3,225,215
Inter-segment revenue	1,220	27,611	901	3,889	4,397	24,513	(62,531)	-
Total revenue	549,539	646,116	140,601	473,050	854,461	623,979	(62,531)	3,225,215
Segment results	60,340	6,419	500	92,492	83,213	48,436		291,400
Interest Income	4,427	7,110	496	1,655	19,627	19,080	(6,734)	45,661
Financing costs	(23,562)	(7,446)	(328)	(10,976)	(292)	(54,292)	6,734	(90,162)
	41,205	6,083	668	83,171	102,548	13,224	-	246,899
Share of results of associates	7,712	965	8,622	53,426	(1,707)	1,416		70,434
Share of results of joint ventures	6,537	-	-	(859)	(30)	17,296		22,944
	55,454	7,048	9,290	135,738	100,811	31,936	-	340,277
Taxation								(94,435)
Minority Interest								(71,962)
Net profit for the year								173,880
Assets & Liabilities								
Segment assets	1,275,201	565,500	96,209	319,870	1,172,775	1,534,843	(164,143)	4,800,255
Investment in associates								583,116
Investment in joint ventures								242,830
Unallocated assets								540,974
Total assets								6,167,175
Segment liabilities	281,187	404,170	19,792	146,198	396,361	621,514	(164,143)	1,705,079
Unallocated liabilities								2,772,504
Total liabilities								4,477,583
Capital Expenditure	113,684	42,515	9,898	23,728	49,146	28,717		267,688
Significant non-cash items								
Depreciation and amortisation	26,886	11,519	11,344	21,287	30,644	45,471		147,151
Other non-cash items (including provisions, loss on disposal and exchange differences)	11,831	11,986	30	8,976	9,530	102,257		144,610
By Geographical Areas								
Singapore	343,944	455,117	140,601	334,586	286,326	414,255	(59,602)	1,915,227
Rest of Asia	129,006	75,912	-	110,261	135,070	124,263	(2,929)	571,583
Europe	-	115,087	-	755	336,467	75,886		528,195
Others	76,589		-	27,448	96,598	9,575		210,210
	549,539	646,116	140,601	473,050	854,461	623,979	(62,531)	3,225,215

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

15. A breakdown of sales

(a) Sales Breakdown

		GROUP			COMPANY		
		2002	Restated* 2001	+ / (-)	2002	2001	+ / (-)
		$'000	$'000	%	$'000	$'000	%
(i)	Sales reported for first year	1,975,030	1,410,081	40.1	66,497	3,352	1,883.8
(ii)	Operating profit/loss after tax before deducting minority interest reported for first half year	134,818	208,450	(35.3)	40,146	599	6,602.2
(iii)	Sales reported for second half year	2,226,891	1,815,134	22.7	13,780	614,996	(97.8)
(iv)	Operating profit / loss after tax before deducting minority interests reported for second half year	149,247	37,392	299.1	10,627	450,084	(97.6)

(b) Interested Party Transactions

	Aggregate value of all interested person transactions conducted during the financial year under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual)	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding *transactions less than* $100,000)
	2002	**2002**
	$'000	**$'000**
Sale of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
-Tuas Power/Power Seraya[1]	-	269,000
-Temasek Capital (Private) Limited and its associates	-	3,594
-Media Corporation of Singapore Pte Ltd	929	376
-PSA Corporation Limited and its associates	683	343
- Power Supply	1,508	1,348
	3,120	274,661
ST Engineering Ltd and its Associates	7,041	1,424
ST Assembly Test Services Ltd and its associates	3,460	1,722
International Factors (S) Ltd and its associates	3,478	-
	17,099	277,807
Purchases of Goods and Services		
Temasek Holdings (Private) Limited its Associates		
-Temasek Capital (Private) Limited and its associates	-	170,109
-Singapore Technologies Pte Ltd and its associates	-	800

Singapore Petroleum Company Limited and its associates	11,954	6,306
	11,954	177,215
Treasury (Balances as at 31 Dec)		
(a) Placement of funds		
Temasek Capital (Private) Limited and its associates	-	14,582
(c) Subscription of Debt Securities		
Singapore Technologies Pte Ltd and its associates	-	59,580
(c) Borrowing		
Keppel Capital (Private) Limited and its associates	-	16,068
Temasek Capital (Private) Limites and its associates	-	4,375
	-	94,605
Total Interested Person Transactions	**29,053**	**549,627**

Total Interested Person Transaction

Note

1 This relates to the sale of gas by SembCorp Gas Pte Ltd[3] to Tuas Power and Power seraya for the generation of electricity.

2 This relates mainly to the purchase of gas from SembCorp Gas Pte Ltd[3] by SembCorp Cogen Pte Ltd for the generation of electricity.

3 SembCorp Gas Pte Ltd is a Joint Venture of the Group.

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Latest Full Year (2002) $'000	Previous Full Year (2001) $'000
Ordinary	63,912	42,608
Preference	0	0
Total:	63,912	42,608

BY ORDER OF THE BOARD

Linda Hoon Siew Kin (Ms)
Group Company Secretary
February 10, 2003

MASNET No. 32 OF 10.02.2003
Announcement No. 32

SEMBCORP INDUSTRIES LTD

FORMATION OF JOINT VENTURE COMPANY IN MALAYSIA

February 10, 2003, Singapore - SembCorp Industries wishes to announce that its environmental engineering subsidiary SembCorp Environmental Management has entered into a 30/70 joint venture with Consolidated Plantations, a wholly owned subsidiary of Sime Darby, to design, build, own and operate a biomass waste-to-energy plant in Tennamaram, Malaysia.

The initial paid-up capital of the joint venture company, Tennamaram Biomass, is RM2.00.

The biomass waste-to-energy plant will convert agricultural waste from palm oil fruits into energy for internal consumption as well as for sale to the national grid. The maximum capacity of the plant is 500 tonnes per day. Completion of the plant is scheduled for the third quarter of 2004.

The total capital investment by SembCorp Industries for the plant is expected to be approximately S$6 million.

This investment is not expected to have a significant financial impact on SembCorp Industries' earnings per share and net tangible asset per share.

. . . . .

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 10/02/2003 to the SGX